(212) 701-3000
April 20, 2009
VIA IDEA TRANSMISSION
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPC Holdings, Ltd.
Preliminary Proxy Statement on Schedule 14A filed April 9, 2009
Filed by Validus Holdings, Ltd. and Validus Ltd.
File No. 0-27662
Form 425/Press Release Issued by Validus Holdings, Ltd.
Filed April 9, 2009
File No. 0-27662
Dear Mr. Duchovny:
          The undersigned are providing this letter in response to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated April 16, 2009 (the “Comment Letter”). Additionally, the Company files herewith, via IDEA, Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), originally filed with the Commission on April 9, 2009.

     Each of the undersigned (each, a “Participant”) acknowledges that:
•	the Participant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Comments or questions regarding these matters may be directed to Robert F. Kuzloski at (441) 278-9075, Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

By:	/s/ Edward J. Noonan
	Name:	Edward J. Noonan
	Title:	Chairman of the Board and the Chief Executive Officer, Validus Holdings, Ltd. Chief Executive Officer, Validus Ltd.

By:	/s/ Matthew J. Grayson
	Name:	Matthew J. Grayson
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ Jeffrey W. Greenberg
	Name:	Jeffrey W. Greenberg
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ John J. Hendrickson
	Name:	John J. Hendrickson
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ Sander M. Levy
	Name:	Sander M. Levy
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ Jean-Marie Nessi
	Name:	Jean-Marie Nessi
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ Mandakini Puri
	Name:	Mandakini Puri
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ Sumit Rajpal
	Name:	Sumit Rajpal
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ George P. Reeth
	Name:	George P. Reeth
	Title:	President and Deputy Chairman, Validus Holdings, Ltd.

By:	/s/ Alok Singh
	Name:	Alok Singh
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ Christopher E. Watson
	Name:	Christopher E. Watson
	Title:	Director, Validus Holdings, Ltd.

By:	/s/ Stuart W. Mercer
	Name:	Stuart W. Mercer
	Title:	Director, Validus Ltd.

By:	/s/ C. Jerome Dill
	Name:	C. Jerome Dill
	Title:	Director, Validus Ltd.

By:	/s/ Conan M. Ward
	Name:	Conan M. Ward
	Title:	Director, Validus Ltd.

By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	Executive Vice President and Chief Financial Officer, Validus Holdings, Ltd. Executive Vice President and Chief Financial Officer, Validus Ltd.

cc:	Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)
Helene Banks (Cahill Gordon & Reindel llp)
John Schuster (Cahill Gordon & Reindel llp)